Abivax Presents First Evidence of Anti-Fibrotic Activity for Obefazimod Alongside New Clinical Efficacy and Safety Analyses in Inflammatory Bowel Disease at ECCO 2026

•22 abstracts presented at European Crohn’s and Colitis Organization’s (ECCO) 21st Annual Congress illustrate the depth and breadth of data supporting obefazimod’s potential in inflammatory bowel disease

•Anti-fibrotic effects of obefazimod were observed in both a preclinical human fibroblast model and in an in vivo animal model, suggesting potential to address a major unmet need in Crohn’s disease

•A pooled analysis of safety data from ABTECT-1 and ABTECT-2 induction trials demonstrates a favorable safety profile with rates of serious treatment emergent adverse events and study discontinuation similar to placebo

•Symptomatic response of obefazimod was observed as early as week 1 (first time point evaluated) with symptomatic remission observed at week 2 (nominally significant p-value <0.05) in a pooled analysis of ABTECT-1 and ABTECT-2

•Biomarker data from ABTECT-1 and ABTECT-2 induction trials indicate upregulation of miR-124 and reduction of key inflammatory cytokines (IL-17A and IL-6) toward homeostatic levels

PARIS, France – February 21, 2026 – 12:00 PM CET – Abivax SA (Euronext Paris: FR0012333284 – ABVX / Nasdaq: ABVX) (“Abivax” or the “Company”), a clinical-stage biotechnology company focused on developing therapeutics that harness the body’s natural regulatory mechanisms to stabilize the immune response in patients with chronic inflammatory diseases, today announced novel preclinical and clinical data for obefazimod as part of the presentations at The European Crohn’s and Colitis Organization’s (ECCO) 21st Annual Congress. These data further expand the evidence base supporting development of obefazimod for inflammatory bowel disease, highlighting its anti-fibrotic potential in Crohn’s disease (CD), a favorable safety and tolerability profile, rapid onset of symptomatic relief, and additional evidence supporting its mechanism of action in restoring immune balance through upregulation of miR-124.

Marc de Garidel, MBA, Chief Executive Officer of Abivax, commented: "The robust data presented at ECCO this week reinforce obefazimod's unique and differentiated profile. The anti-fibrotic findings, taken together with the additional clinical efficacy, safety, and biomarker data presented, strengthen our confidence in obefazimod’s potential across UC and CD. As we look toward the upcoming Phase 3 maintenance trial readout in Q2 2026 and the Phase 2b ENHANCE-CD trial readout in Q4 2026, we remain focused on translating this data into real-world benefits for patients with IBD."

Fabio Cataldi, MD, Chief Medical Officer of Abivax, added: “The emerging preclinical evidence of anti-fibrotic activity is particularly compelling, as fibrosis remains an area of profound unmet need. Combined with the favorable safety and tolerability profile of obefazimod, we believe this growing evidence base positions obefazimod as a compelling oral therapy with the potential to address multiple dimensions of disease not yet fully managed by current therapies.”

HIGHLIGHTED PRESENTATIONS:

The 22 abstracts presented at ECCO 2026, including subgroup analyses from the Phase 3 ABTECT induction trials illustrating obefazimod’s clinical activity across a wide range of patient subpopulations, can be accessed at: https://www.abivax.com/publications/congress-publications

•Obefazimod shows first evidence of anti-fibrotic activity in preclinical models of inflammatory bowel disease (Danese S et al. OP30, ECCO 2026)
◦In an in vitro human fibroblast model, obefazimod led to a ~50% reduction in a biomarker of active fibrosis (Pro-C3) (p < 0.0001) and a ~30% reduction in a fibroblast activation marker (⍺SMA) (p < 0.0001)
◦In an in vivo animal model, obefazimod exhibited dual anti-inflammatory and anti-fibrotic effects leading to rapid improvement in markers of disease activity
◦Obefazimod demonstrated anti-inflammatory effects when initiated as a fibrosis preventative (day 5) or fibrosis treatment (day 20):
▪~25% (p<0.0001) and ~50% (p<0.0001) reduction in Disease Activity Index, with late (day 20) and early (day 5) treatment, respectively
▪~35% (p<0.0001) and ~65% (p<0.0001) reduction in histologic ulceration and inflammation scores, with late and early treatment, respectively
◦Obefazimod demonstrated anti-fibrotic effects when initiated as a fibrosis preventative (day 5) or fibrosis treatment (day 20):
▪~45% (p<0.0001) and ~55% (p<0.0001) reduction in Collagen Deposition (fibrosis marker), with late and early treatment, respectively
▪~40% (p<0.0001) and ~50% (p<0.0001) reduction in ⍺SMA (fibroblast activation marker), with late and early treatment, respectively
▪~60% (p<0.0001) and ~90% (p<0.0001) reduction in histologic Fibrosis Score, with late and early treatment, respectively

•Integrated summary of safety of obefazimod in Phase 3 ABTECT induction trials (Seidler U et al. P0712, ECCO 2026)
▪Of the 1,272 patients randomized and treated with Obe-50mg, Obe-25mg, or placebo (PBO), the overall rates of serious treatment emergent adverse events (TEAEs) was comparable across all groups (Obe-50mg: 3.1%; Obe-25mg: 2.2%; PBO: 3.2%)
▪TEAEs leading to study discontinuation occurred at similar rates across all groups (Obe-50mg, 4.7%; Obe-25mg, 1.9%; PBO, 4.1%)

▪Headaches were one of the most frequent TEAEs and were reported to be mild, transient, and short in duration (median: 2-3 days) and rarely leading to discontinuation (0-1.1%)

◦Early symptomatic improvements with obefazimod in patients with moderately to severely active ulcerative colitis (Armuzzi A et al. P0923, ECCO 2026)
▪A greater proportion of patients receiving obefazimod (50mg or 25 mg) versus PBO achieved symptomatic response from week 1 and symptomatic remission from week 2 increasing through week 8
▪In a pooled analysis of the Phase 3 ABTECT-1 and ABTECT-2 induction trials, both Obe-50mg and Obe-25mg produced reductions in rectal bleeding subscores and stool frequency subscores versus PBO starting from week 1 and reaching a nominally significant difference by week 2 (p-value <0.05)
▪Improvement in symptoms consistently increased through week 8

◦Obefazimod enhances miR-124 expression in blood and colon tissue and reduces the key inflammatory cytokines IL-17A and IL-6 in serum of patients with moderately to severely active ulcerative colitis (Siegmund B et al. P0868, ECCO 2026)
▪In both Phase 3 ABTECT induction trials, Obe-25mg and Obe-50mg significantly enhanced expression of miR-124 in blood (unadjusted p < 0.0001 vs. PBO) and in rectal and sigmoidal tissue (unadjusted p < 0.0001 vs. PBO) at week 8
▪At week 8, Obe-25mg and Obe-50mg significantly reduced IL-17A levels in serum (unadjusted p < 0.0001 vs. PBO); Obe-25mg (p=0.0150 vs. PBO) and Obe-50mg (p=0.0039 vs. PBO) decreased IL-6 levels in serum
▪miR-124 mechanism of action allows for partial reduction of inflammatory cytokines IL-17 and IL-6 toward homeostatic levels without completely blocking these pathways

Professor Silvio Danese, Director of the Gastroenterology and Digestive Endoscopy Unit of the IRCCS San Raffaele Hospital, added: “For patients living with inflammatory bowel disease, long-term disease control and preservation of bowel function are critical. Seeing data that address not only clinical response and safety, but also biological activity and fibrosis, is encouraging. If these findings continue to translate clinically, they may represent a meaningful advancement for patients who currently have limited options.”

About Abivax
Abivax is a clinical-stage biotechnology company focused on developing therapeutics that harness the body’s natural regulatory mechanisms to stabilize the immune response in patients with chronic inflammatory diseases. Based in France and the United States, Abivax’s lead drug candidate, obefazimod (ABX464), is in Phase 3 clinical trials for the treatment of moderately to severely active ulcerative colitis.

Contact:
Patrick Malloy
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Abivax SA
patrick.malloy@abivax.com
+1 847 987 4878

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